Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May, 2009	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant’s name into English)

Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces First Quarter Fiscal Financial Results

SANTERAMO, Italy--(BUSINESS WIRE)--May 28, 2009--The Board of Directors of Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or “the Company”), the world leading manufacturer of leather-upholstered furniture, today announced the first quarter fiscal 2009 financial results.

First quarter 2009 Summary:

  Net Sales totaled €111,3 million as compared to €172,8 million in 1Q 2008
  Operating loss was €16,6 million as compared to €12,1 million in 1Q 2008
  Net loss totaled €10,4 million compared to a loss of €23,4 million in 1Q 2008

First Quarter Results

Natuzzi Group Net Sales during the first quarter of 2009 decreased 35,6% to €111,3 million as compared to the same quarter last year. Upholstery sales were € 96,9 million or 87,1% of net sales, compared to €153,7 million or 88,9% of total net sales in the first quarter of 2008. The contribution to the first quarter 2009 of upholstery net sales by geographic area was as follows: Europe 61,0%, Americas 30,4%, and rest of the world 8,6%.

For the first quarter of 2009 the Group reported a Gross Profit of €28,4 million, a decrease of 35,6% as compared to €44,1 million for the same quarter last year. Gross Profit in the first quarter of 2009 was 25,5% flat to the first quarter of 2008. The Gross Profit deleveraging was offset by lower purchasing and labor costs, indeed the total cost of sales decreased 35,6% passing from €128,7 million to €82,9 million in the first quarter of 2009. SG&A expense for the first quarter of 2009 declined 20% to € 45,0 million. Operating loss was €16,6 million in the first quarter of 2009 as compared to a loss of €12,1 million in the same period last year.

Net Group Result was a loss of €10,4 million as compared to a loss of €23,4 million for the same period of 2008.

Pasquale Natuzzi, Chairman and CEO, commented: “The furniture industry continues to be under pressure due to a challenging economic environment; as a result, we were unable to increase gross profit due to the decline in net sales although deleveraging was partially offset by a significant reduction in production costs. In the meantime, we continue, in line with our positive trend already started in the last quarter 2008, to make meaningful progress in certain initiatives to increase efficiencies and reduce costs in our business which should lead to significant operating margin expansion and a stronger cash position longer term.”

At the end of the first quarter 2009, stores worldwide totaled 323 (including Italsofa stores and Divani & Divani stores).

CASH AND SHAREHOLDERS EQUITY

The Natuzzi Group ended the first quarter of 2009 with no debit and a cash of €65 million representing an increase of approximately €18 million as compared to the end of 2008. Shareholder’s equity was €334,1 million.

The Company will host a conference call on Thursday, May 28, 2009 at 10:00 a.m. Eastern Time to discuss first quarter fiscal 2009 financial results. A live web cast of the conference call will be available online at http://www.natuzzi.com/ under the Investor Relations section. A replay will be made available online approximately 2 hours for a period of 30 days following the live call. To access the telephone replay, participants should dial (888) 203-1112 for domestic calls and (719) 457-0820 for international calls. The access code for the replay is: 2708040.

About Natuzzi

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With 2008 year end consolidated revenues of EUR 666,0 million, Natuzzi is Italy's largest furniture manufacturer. The Natuzzi group exports its innovative high-quality sofas and armchairs to 123 markets on five continents under two brands, Natuzzi and Italsofa.

Cutting-edge design, superior Italian craftsmanship, and advanced, vertically integrated manufacturing operations underpin the Company's market leadership.

Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001 certified.

Forward looking statement

Statements in this press release other than statements of historical fact are “forward-looking statements”. Forward–looking statements are based on management’s current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group’s control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group’s filings with the Securities and Exchange Commission, particularly in the Group’s annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Profit & Loss
for the quarter ended on March 31, 2009 on the basis of Italian GAAP
(expressed in millions Euro except for share data)

	Three months ended on		Change	Percent of Sales
	31 March 09	31 March 08%		31 March 09	31 March 08

Upholstery net sales	96.9	153.7	-37.0%	87.1%	88.9%
Other sales	14.4	19.1	-24.7%	12.9%	11.1%
Total Net Sales	111.3	172.8	-35.6%	100.0%	100.0%

Purchases	(43.1)	(81.6)	-47.2%	-38.7%	-47.2%
Labor	(19.9)	(28.9)	-31.0%	-17.9%	-16.7%
Third-party manufacturers	(3.5)	(4.9)	-28.3%	-3.2%	-2.8%
Manufacturing costs	(9.1)	(11.6)	-21.5%	-8.2%	-6.7%
Net Inventories	(7.2)	(1.7)	332.4%	-6.5%	-1.0%
Cost of Sales	(82.9)	(128.7)	-35.6%	-74.5%	-74.5%

Gross Profit	28.4	44.1	-35.6%	25.5%	25.5%

Selling Expenses	(34.1)	(44.9)	-24.1%	-30.6%	-26.0%
G&A Expenses	(10.9)	(11.3)	-3.8%	-9.8%	-6.5%

Operating Income/(Loss)	(16.6)	(12.1)	-36.5%	-14.9%	-7.0%

Other Income/(Cost), Net	7.8	(10.4)	-175.3%	7.0%	-6.0%

Earning before Income Taxes	(8.7)	(22.5)	61.2%	-7.9%	-13.0%

Current taxes	(1.6)	(1.0)	55.9%	-1.4%	-0.6%

Net result	(10.3)	(23.5)	56.2%	-9.2%	-13.6%

Minority interest	0.1	(0.1)	-235.7%

Net Group Result	(10.4)	(23.4)	55.8%	-9.3%	-13.6%

Net Group Result per Share	(0.19)	(0.43)

Outstanding Shares	54,824,277	54,824,277

Key Figures in U.S. dollars	Three months ended on		Change	Percent of Sales
(millions)	31 March 09	31 March 08%		31 March 09	31 March 08

Total Net Sales	144.9	225.0	-35.6%	100.0%	100.0%
Gross Profit	37.0	57.4	-35.6%	25.5%	25.5%
Operating Income (Loss)	(21.6)	(15.8)	-36.5%	-14.9%	-7.0%
Net Group Result	(13.5)	(30.5)	55.8%	-9.3%	-13.6%
Net Group Result per Share	(0.2)	(0.6)

Average exchange rate (U.S. $ per €)	1.3020

UPHOLSTERY NET SALES BREAKDOWN

Geographic breakdown
	Net sales million euro					Net sales seats

	31 March 09		31 March 08		Change %	31 March 09		31 March 08		Change %

Americas	29.4	30.4%	49.6	32.3%	-40.7%	159,803	38.7%	307,881	42.8%	-48.1%
Natuzzi	14.7	15.2%	26.8	17.4%	-45.1%	68,692	16.6%	135,194	18.8%	-49.2%
Italsofa	14.7	15.2%	22.8	14.8%	-35.5%	91,111	22.1%	172,687	24.0%	-47.2%

Europe	59.1	61.0%	89.8	58.4%	-34.2%	217,066	52.6%	352,623	49.1%	-38.4%
Natuzzi	33.4	34.5%	49.9	32.5%	-33.1%	83,613	20.3%	142,507	19.8%	-41.3%
Italsofa	25.7	26.6%	39.9	26.0%	-35.5%	133,452	32.3%	210,116	29.2%	-36.5%

Rest of the world	8.3	8.6%	14.3	9.3%	-41.6%	35,917	8.7%	58,121	8.1%	-38.2%
Natuzzi	5.0	5.1%	9.5	6.2%	-47.7%	13,268	3.2%	27,184	3.8%	-51.2%
Italsofa	3.4	3.5%	4.8	3.1%	-29.5%	22,649	5.5%	30,937	4.3%	-26.8%

Total	96.9	100.0%	153.7	100.0%	-37.0%	412,786	100.0%	718,625	100.0%	-42.6%

Brands breakdown
	Net sales million euro					Net sales seats

	31 March 09		31 March 08		Change %	31 March 09		31 March 08		Change %

Natuzzi	53.1	54.8%	86.2	56.1%	-38.4%	165,573	40.1%	304,885	42.4%	-45.7%

Italsofa	43.8	45.2%	67.5	43.9%	-35.1%	247,213	59.9%	413,740	57.6%	-40.2%

Total	96.9	100.0%	153.7	100.0%	-37.0%	412,785	100.0%	718,625	100.0%	-42.6%

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Balance Sheets
(Expressed in millions of euro)

ASSETS	31 March 09	31 Dec 08

Current assets:
Cash and cash equivalents	65.0	47.3
Marketable debt securities	0.0	0.0
Trade receivables, net	96.5	122.8
Other receivables	46.7	46.2
Inventories	84.8	92.0
Unrealized foreign exchange gains	1.0	4.7
Prepaid expenses and accrued income	1.8	1.3
Deferred income taxes	3.8	4.2
Total current assets	299.6	318.5

Non current assets:
Net property, plant and equipment	206.9	211.8
Other assets	13.1	13.3
Deferred income taxes	0.2	0.2
Total current assets	220.1	225.3

TOTAL ASSETS	519.8	543.8

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Short-term borrowings	9.4	9.7
Current portion of long-term debt	0.7	0.5
Accounts payable-trade	58.1	68.6
Accounts payable-other	30.4	29.2
Unrealized foreign exchange losses	5.9	9.2
Accounts payable-shareholders for dividends	0.6	0.6
Income taxes	2.7	1.8
Salaries, wages and related liabilities	16.3	16.8
Total current liabilities	124.2	136.3

Long-term liabilities:
Employees' leaving entitlement	31.7	31.7
Long-term debt	3.1	3.3
Deferred income for capital grants	11.9	12.1
Other liabilities	13.8	14.4
Total current liabilities	60.5	61.4

Minority interest	0.9	0.8

Shareholders' equity:
Share capital	54.9	54.9
Reserves	42.8	42.3
Additional paid-in capital	8.3	8.3
Retained earnings	228.2	239.8
Total shareholders' equity	334.1	345.2

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	519.8	543.8

Natuzzi S.p.A. and Subsidiaries
Unaudited Consolidated Statements of Cash Flows

(Expressed in million of euro)
	31 March 09	31 Dec 08
Cash flows from operating activities:
Net earnings (loss)	(10.4)	(61.9)

Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	7.2	30.5
Employees' leaving entitlement	0.1	(1.7)
Deferred income taxes	0.4	(3.1)
Minority interest	0.1	(0.4)
(Gain) loss on disposal of assets	0.0	2.1
Unrealized foreign exchange losses and gains	0.5	5.4
Impairment of long lived assets	-	5.3
Deferred income for capital grants	(0.2)	(1.0)

Change in assets and liabilities:
Receivables, net	27.4	(5.1)
Inventories	7.2	15.3
Prepaid expenses and accrued income	(0.5)	0.6
Other assets	(0.5)	1.7
Accounts payable	(10.5)	(20.7)
Income taxes	0.9	0.2
Salaries, wages and related liabilities	(0.5)	(0.7)
Other liabilities	(2.0)	0.4

Total adjustments	29.5	28.9

Net cash provided by operating activities	19.1	(33.1)

Cash flows from investing activities:
Property, plant and equipment:
Additions	(2.0)	(15.2)
Disposals	0.0	0.2
Government grants received	-	1.4
Marketable debt securities:
Proceeds from sales	-	-
Purchase of business, net of cash acquired	-	-
Disposal of business	-	1.1

Net cash used in investing activities	(2.0)	(12.5)

Cash flows from financing activities:
Long-term debt:
Proceeds	-	2.0
Repayments	-	(0.7)
Short-term borrowings	(0.3)	2.1
Capital injection	-	0.5
Dividends paid to minority interests	-	-

Net cash used in financing activities	(0.3)	4.0

Effect of translation adjustments on cash	0.9	1.4

Increase (decrease) in cash and cash equivalents	17.7	(40.2)

Cash and cash equivalents, beginning of the year	47.3	87.5

Cash and cash equivalents, end of the year	65.0	47.3

CONTACT:
Natuzzi
Investor Relations
Silvia Di Rosa, +39 335 78 64 209
sdirosa@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	May 28, 2009	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi